SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  24 July 2003


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                                71 Lombard Street
                                 London EC3P 3BS
                                 United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, 24 July 2003
              Re: NBNZ Announcement





107/03                    AVS No:                    24 July 2003


LLOYDS TSB GROUP - NATIONAL BANK OF NEW ZEALAND

Lloyds TSB is continuing to review options relating to its subsidiary, the National Bank of New Zealand.


The Group announced, on 16 June, that a strategic review is under way that may or may not result in the sale of the business. As part of this review process, Lloyds TSB has entered into discussions with a number of parties regarding the future ownership of the National Bank of New Zealand.


As a result, several parties are expected to be making contact with the New Zealand Commerce Commission, in due course, to discuss their ownership options with respect to the National Bank of New Zealand.


Further announcements on the review process will be made when appropriate.



                                     -ends-




For further information:



Investor Relations

Michael Oliver                +44 (0) 20 7356 2167

Director of Investor Relations

E-mail: michael.oliver@ltsb-finance.co.uk



Ian Gordon                    +44 (0) 20 7356 1264

Senior Manager, Investor Relations

E-mail: ian.gordon@ltsb-finance.co.uk


                                        ...../more







LLOYDS TSB GROUP - NATIONAL BANK OF NEW ZEALAND ..../2




Media

Terrence Collis               +44 (0) 20 7356 2078

Director of Group Corporate Communications

E-mail: terrence.collis@lloydstsb.co.uk



Mary Walsh                    +44 (0) 20 7356 2121

Head of Media Relations

E-mail: mary.walsh@lloydstsb.co.uk





FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     24 July 2003